                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   SCHEDULE TO
        TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1) OF THE
                        SECURITIES EXCHANGE ACT OF 1934
                                (AMENDMENT NO. 3)

                               NTS-PROPERTIES III
                       (NAME OF SUBJECT COMPANY (ISSUER))

                   ORIG, LLC (OFFEROR AND AFFILIATE OF ISSUER)
                  J.D. NICHOLS (BIDDER AND AFFILIATE OF ISSUER)
                 BRIAN F. LAVIN (BIDDER AND AFFILIATE OF ISSUER)
            (NAMES OF FILING PERSONS (IDENTIFYING STATUS AS OFFEROR,
                            ISSUER OR OTHER PERSON))

                          LIMITED PARTNERSHIP INTERESTS
                         (TITLE OF CLASS OF SECURITIES)

                                    62942E100
                      (CUSIP NUMBER OF CLASS OF SECURITIES)

                              J.D. NICHOLS, MANAGER
                                  OF ORIG, LLC
                             10172 LINN STATION ROAD
                           LOUISVILLE, KENTUCKY 40223
                                 (502) 426-4800
             (NAME,ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED
               TO RECEIVE NOTICES AND COMMUNICATIONS ON BEHALF OF
                                 FILING PERSONS)

                                    COPY TO:

                               MARK BORRELLI, ESQ.
                             SHEFSKY & FROELICH LTD.
                      444 NORTH MICHIGAN AVENUE, SUITE 2500
                             CHICAGO, ILLINOIS 60611
                                 (312) 836-4014

Calculation of Filing Fee
-------------------------------------------------------------------------------
       TRANSACTION VALUATION: $630,000                    AMOUNT OF FILING FEE
2,000 LIMITED PARTNERSHIP INTERESTS AT $315.00                 $57.96 (b)
              PER INTEREST (a)
-------------------------------------------------------------------------------

     (a) Calculated as the aggregate maximum purchase price for limited partnership interests.

     (b)  Calculated as .0092% of the Transaction Value.

|X| Check the box if any part of the fee is offset as provided by Rule 0-11(a)(2) and identify the filing with which the offsetting fee was previously paid. Identify the previous filing by registration statement number, or the Form or Schedule and the date of its filing.
          Amount Previously Paid:                $55.20
          Form or Registration No.:              Schedule TO
          Filing Party:                          See Filing Persons listed above
          Date Filed:                            May 10, 2002

|_| Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

          Check the appropriate boxes below to designate any transactions to which the statement relates:

          |X| third-party tender offer subject to Rule 14d-1.
          |_|      issuer tender offer subject to Rule 13e-4.
          |_|      going private transaction subject to Rule 13e-3.
          |_|      amendment to Schedule 13D under Rule 13d-2.

         This Amendment No. 3 dated July 17, 2002 supplements and amends the Tender Offer Statement on Schedule TO (the "Original Statement") filed with the Securities and Exchange Commission on May 10, 2002 by ORIG, LLC, a Kentucky limited liability company (the "Offeror"), J. D. Nichols and Brian F. Lavin in connection with an offer to purchase up to 2000 Interests in NTS-Properties III, a Georgia limited partnership and an affiliate of the Offeror (the "Partnership"). The Original Statement was subsequently amended by filing Amendment No. 1 on June 7, 2002 and Amendment No. 2 on July 8, 2002. Hereafter, all references to the Original Statement shall be to the Original Statement, as amended. Capitalized terms not defined herein shall have the same meaning as in the Original Statement.

         This Amendment constitutes the third amendment to the Original Statement by including a copy of the Notice sent by the Offeror to Limited Partners dated July 17, 2002 (the "Notice") notifying them that the purchase price per Interest is being increased from $300 to $315 in response to an offer to purchase Interests by Equity Resource Arlington Fund, LP, a Massachusetts limited partnership, (the "Third-Party Offer"). The entity making the Third Party Offer is unaffiliated with the Offeror or NTS Properties Associates, the general partner of the Partnership. The Notice is attached hereto as Exhibit
(a)(1)(viii).

ITEM 12.  MATERIAL TO BE FILED AS EXHIBITS.

         Item 12 of the Schedule TO is hereby amended and supplemented by adding the following:

         (a)(1)(viii)      Notice to Limited Partners dated July 17, 2002.

                                    SIGNATURE

         After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date:    July 17, 2002                  ORIG, LLC, a Kentucky limited
                                        liability company.

                                        By:   /s/ J.D. Nichols
                                             -----------------------------------
                                             J. D. Nichols, Manager

                                             /s/ J.D. Nichols
                                        ----------------------------------------
                                             J. D. Nichols, individually

                                             /s/ Brian F. Lavin
                                        ----------------------------------------
                                             Brian F. Lavin, individually

                                    EXHIBITS


         Exhibit
         Number            Description
         ------            -----------
         (a)(1)(viii)      Notice s to Limited Partners dated July 17, 2002.